Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	Year Ended December 31,
	2005		2006		2007		2008		2009
Earnings
Pre-tax income *	$130,918		$167,080		$106,386		$250,506		$(158,103)
Fixed charges	20,755		31,313		47,159		59,672		80,903
Total Earnings	$151,673		$198,393		$153,545		$310,178		$(77,200)

Fixed Charges
Interest expense	$18,815		$27,984		$41,841		$52,010		$72,423
Rental Interest Factor	1,940		3,329		5,318		7,662		8,480
Total Fixed Charges	$20,755		$31,313		$47,159		$59,672		$80,903

Ratio of Earnings to Fixed Charges	7.3	x	6.3	x	3.3	x	5.2	x	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009, earnings were deficient by $158,103 with respect to the coverage of fixed charges.